Exhibit 99.1

BW LPG Limited announces sale of BW Mistral

Singapore, 13 November 2026

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) is pleased to announce the sale of the 2015-built BW Mistral, acquired in the 2024 Avance Gas transaction.

The sale of BW Mistral is expected to generate a net book gain of approximately US$37 million and net cash proceeds of around US$104 million. The vessel is currently trading in the spot market and is scheduled for delivery to the buyer latest by mid-January 2027, enabling BW LPG to continue generating revenue from the asset in a strong freight market.

Kristian Sørensen, CEO of BW LPG, says “Acquired through the Avance Gas transaction in 2024, BW Mistral has since made a significant contribution to earnings, benefiting from a strong freight market. The sale well above US$100 million allows us to further crystallise value from the vessel, realising returns from the strength of the second-hand market. This reflects our focus on disciplined asset management and pursuing attractive asset-plays to create shareholder value.”

For further information, please contact:

Kristian Sørensen, CEO
Samantha Xu, CFO
investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs) and Large Gas Carriers (LGCs), including 20 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide. Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global energy and maritime company involved in shipping, deepwater oil & gas production, renewable energy and digital infrastructure. BW controls a fleet of over 400 vessels transporting oil, gas and dry commodities. In the infrastructure space, the group operates in wind, batteries, water, subsea cable networks and data centres. www.bw-group.com